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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

        The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Clough Global Opportunities Fund

Address of Principal Business Office:
1625 Broadway, Suite 2200
Denver, Colorado 80202

Telephone Number: (800) 320-2577

Name and address of agent for service of process:

Erin Douglas, Associate Counsel
ALPS Mutual Funds Services, Inc.
1625 Broadway, Suite 2200
Denver, Colorado 80202

Copy to:
Philip J. Niehoff
Mayer, Brown, Rowe & Maw LLP
71 South Wacker Drive
Chicago, Illinois 60606
(312) 782-0600

Check Appropriate Box:

        Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES ☒               NO ☐

        A copy of the Certificate of Trust of the Clough Global Opportunities Fund is on file with the Secretary of the State of Delaware, and notice is hereby given that this instrument is executed on behalf of the Trust by an officer or Trustee of the Trust in his or her capacity as an officer or Trustee of the Trust and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers, or shareholders individually but are binding only upon the assets and property of the Trust.

SIGNATURES

        Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Denver and the State of Colorado on the 31st day of January, 2006.

CLOUGH GLOBAL OPPORTUNITIES FUND
By:	/s/ EDMUND BURKE
Name: Edmund Burke Title: Initial Trustee

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SIGNATURES